UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No.)*


                             Carter-Wallace, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 146285 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                      AND

               Class B Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 146285 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Anthony H. Wild
                     MCC Acquisition Holdings Corporation
                    c/o Medpointe Capital Partners, L.L.C.
                                51 JFK Parkway
                              First Floor, West
                            Short Hills, NJ 07078
                                (973) 218-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.146285 10 1            Schedule 13D               Page 2 of 11 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MCC Acquisition Holdings Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MCC Acquisition Holdings Corporation is a Delaware corporation.


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,754,000**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,754,000 (Common Stock)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     35.6%***
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_______________
** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCC Acquisition Holdings Corporation is the beneficial owner of any of the Company Common
     Stock (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** Based on 33,022,000 shares of Company Common Stock outstanding on December 31, 2001.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.146285 20 0            Schedule 13D                Page 3 of 11 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MCC Acquisition Holdings Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MCC Acquisition Holdings Corporation is a Delaware corporation.


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,754,000**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,754,000 (Class B Common Stock)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     96.1%***
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_______________
** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCC Acquisition Holdings Corporation is the beneficial owner of any of the Class B Company Common Stock (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** Based on 12,235,200 shares of Class B Company Common Stock outstanding on December 31, 2001.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, par value $1.00 per share ("Company Common Stock"), and Class B Common Stock, par value $1.00 per share ("Class B Company Common Stock") of Carter-Wallace, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1345 Avenue of the Americas, New York, New York 10105.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by MCC Acquisition Holdings Corporation, a Delaware Corporation ("MCC Acquisition Holdings") for and on behalf of itself. MCC Acquisition Holdings is referred to herein as the "Reporting Person."

         The principal executive offices of MCC Acquisition Holdings are located at 51 JFK Parkway, First Floor, West, Short Hills, New Jersey 07078. MCC Acquisition Holdings is a corporation whose subsidiary, MCC Merger Sub Corporation, will merge with and into the Company (the "Company Merger"), as described in the Agreement and Plan of Merger, dated as of May 7, 2001 (the "Merger Agreement"), among the Company, CPI Development Corporation ("CPI"), MCC Acquisition Holdings, MCC Merger Sub Corporation ("MCC Merger Sub") and MCC Acquisition Sub Corporation ("MCC Acquisition Sub").

         MedPointe Capital Partners, L.L.C. ("MedPointe"), The Carlyle Group ("Carlyle") and The Cypress Group L.L.C. ("Cypress") have agreed to provide equity funding to MCC Acquisition Holdings prior to the Company Merger. MedPointe was formed in June 2000 for the purpose of purchasing and building a specialty pharmaceutical company. Carlyle is a global diversified private equity firm that originates, structures, and acts as an equity investor in management buyouts, corporate partnerships, platform consolidations, private placements and growth investments. Cypress is a private equity investment firm whose objective is to achieve long-term capital appreciation through growth-oriented, privately negotiated equity investments.

         The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director, executive officer or other controlling person of MCC Acquisition Holdings is set forth in Schedule A hereto.

         During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons named in Item 2 or on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                         Page 5 of 11 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Company Common Stock and Class B Company Common Stock listed in Row 8 of the cover of this Statement on Schedule 13D are being reported because of the CPI Voting Agreement, dated as of May 7, 2001, (the "CPI Voting Agreement") by and among CPI Development Corporation ("CPI"), Armkel, LLC ("Armkel") and MCC Acquisition Holdings, and the CPI Stockholders Voting Agreement, dated as of May 7, 2001, (the "CPI Stockholders Voting Agreement") by and among CPI, Armkel and MCC Acquisition Holdings (together, the "Voting Agreements") entered into in connection with the Merger Agreement and the transactions described therein. MCC Acquisition Holdings did not pay additional consideration in connection with the execution and delivery of the Voting Agreements.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         MCC Acquisition Holdings acquired the voting rights described in this
Item 4 in order to effectuate the transactions contemplated by the Merger Agreement (as described in Item 2 and filed as an exhibit hereto and incorporated by reference herein) and the Asset Purchase Agreement, dated as of May 7, 2001, between Armkel, LLC ("Armkel") and the Company (the "Asset Purchase Agreement"). Under the Asset Purchase Agreement, immediately prior to the closing of the Merger Agreement, Armkel will purchase the Company's consumer products business for $739 million in cash, less certain debt outstanding on the closing date.

         In consideration of the Merger Agreement, CPI and certain stockholders of CPI (the "Shareholders") entered into the Voting Agreements, pursuant to which, among other things, CPI and the Shareholders (i) agreed to vote (or cause to be voted) their shares of Company Common Stock and Class B Company Common Stock (a) in favor of the approval of the transactions contemplated by the Merger Agreement, and the Merger Agreement, (b) in favor of the approval of the assets purchase and the other transactions contemplated by the Asset Purchase Agreement, (c) against certain other acquisition proposals and (d) against any amendment of the certificate of incorporation or by-laws of CPI (in the case of the CPI Stockholders Voting Agreement) or the Company (in the case of the CPI Voting Agreement) which amendment would prevent or materially impede, interfere with or delay the transactions contemplated by the Merger Agreement, the Merger Agreement, the assets purchase, or the Asset Purchase Agreement and (ii) irrevocably granted to and appointed MCC Acquisition Holdings and Armkel and any other officer-designee of MCC Acquisition Holdings and Armkel, respectively, CPI's or such Shareholders' proxy and attorney-in-fact (with full power of substitution) to vote with respect to CPI's or such Shareholders' shares of Company Common Stock and Class B Company Common Stock for the same purposes. The CPI Voting Agreement terminates upon the earliest of (i) the effective time of the Company Merger, (ii) the termination of both the Merger Agreement and the Asset Purchase Agreement pursuant to their respective terms, (iii) the time (if any) the aggregate number of Company Common Stock and Class B Company Common Stock, taken collectively, with respect to which appraisal rights have been exercised and properly perfected in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL") exceeds 30% of the aggregate number of Company Common Stock and Class B Company Common Stock outstanding immediately prior to the taking of the vote of the stockholders of the Company with respect to the Company Merger. The CPI Voting Agreement terminates with respect to MCC Acquisition Holdings upon the earlier of (i) the Company Merger effective time and (ii)

                                                         Page 6 of 11 Pages

the termination of the Merger Agreement pursuant to its terms. The CPI Voting Agreement terminates with respect to Armkel upon the earlier of (i) the consummation of the assets purchase and (ii) the termination of the Asset Purchase Agreement pursuant to its terms. The CPI Stockholders Voting Agreement terminates upon the earlier of (i) the effective time of the CPI Merger (as defined in the Merger Agreement) and the termination of both the Merger Agreement and the Asset Purchase Agreement and (ii) the termination of the CPI Voting Agreement. The CPI Stockholders Voting Agreement terminates with respect to MCC Acquisition Holdings upon the earlier of (i) the effective time of the CPI Merger and (ii) the termination of the Merger Agreement. The CPI Stockholders Voting Agreement terminates with respect to Armkel upon the earlier of (i) the consummation of the assets purchase and (ii) the termination of the Asset Purchase Agreement.

         Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         All references to the Merger Agreement and the Voting Agreements set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the CPI Voting Agreement and the CPI Stockholders Voting Agreement, included, respectively, as Exhibits 99.1, 99.2 and 99.3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The responses of the Reporting Person to Rows (7) through (13) of pages 2 and 3 to this statement on Schedule 13D are incorporated herein by reference. As of May 7, 2001, the Reporting Person did not own any shares of Company Common Stock or Class B Company Common Stock.

         Except as disclosed in this Item 5(a), neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons named in Item 2 or on Schedule A hereto, beneficially owns any shares of Company Common Stock or Class B Company Common Stock.

(b) The responses of the Reporting Person to (i) Rows (7) through (13) of pages 2 and 3 to this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 4, MCC Acquisition Holdings, Armkel and the Shareholders have entered into the CPI Voting Agreement with respect to the voting of shares of Company Common Stock and Class B Company Common Stock. Pursuant to the terms of such arrangement, MCC Acquisition Holdings may be deemed to have the power to direct the vote with respect to 11,754,000 shares of Company Common Stock and 11,754,000 shares of Class B Company Common Stock.

         Except as disclosed in this Item 5(b), neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons named in Item 2 or on Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of shares of Company Common Stock, Class B Company Common Stock or other securities of the Company which they may be deemed to beneficially own.

                                                         Page 7 of 11 Pages

(c) Except as disclosed in Item 4 hereof, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons named in Item 2 or on Schedule A hereto, has effected any transaction in the Company Common Stock or Class B Company Common Stock during the past 60 days.

(d) Other than with respect to the voting rights described in Item 4, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons named in Item 2 or on Schedule A hereto, possesses any powers, rights or privileges with respect to Company Common Stock or Class B Company Common Stock.

(e)      Not applicable.

         Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that the Reporting Person is the "beneficial owner" of any shares of Company Common Stock, Class B Company Common Stock or other securities of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 hereof is incorporated herein by reference. In addition, in consideration of the Merger Agreement, the Shareholders have entered into an Indemnification Agreement with MCC Acquisition Holdings, pursuant to which, among other things, the Shareholders will (i) severally (but not jointly) indemnify, defend and hold harmless MCC Acquisition Holdings and each of its Subsidiaries and Affiliates (each as defined in the Merger Agreement) (collectively, the "MCC Acquisition Holdings Group") from and against any and all damages incurred or suffered by any member of the MCC Acquisition Holdings Group based upon or arising out of or in connection with or related to any breach by CPI of any of its agreements, obligations, covenants or representations and warranties contained in the Merger Agreement, subject to certain exceptions, or any agreement or document entered in connection therewith or delivered pursuant thereto to which CPI is a party in an amount equal to the Shareholder's percentage share of the CPI Merger Consideration (as defined in the Merger Agreement) received by the Shareholders and (ii) severally (but not jointly) indemnify, defend and hold harmless the MCC Acquisition Holdings Group from and against any and all Damages (as defined in the Merger Agreement) incurred or suffered by any member of the MCC Acquisition Holdings Group based upon or arising out of or in connection with or related to the exercise by any person or persons of appraisal rights with respect to the Company Merger or the CPI Merger pursuant to Section 262 of the DGCL (the "Appraisal Damages") in an amount equal to the Shareholder's percentage share of the CPI Merger Consideration received by the Shareholders, up to a total amount of 40% of any Appraisal Damages, provided that if the total amount of Appraisal Damages exceeds $33,333,333.33 (the "Appraisal Damages Cap"), then the Shareholders shall be obligated to indemnify, defend and hold harmless MCC Acquisition Holdings Group against 100% of the amount of Appraisal Damages in excess of the Appraisal Damages Cap. The Indemnification Agreement terminates (i) as to the representations and warranties of CPI contained in the Merger Agreement, with certain exceptions, 18 months after the Company Merger Effective Time (as defined in the Merger Agreement) and (ii) as to the Appraisal Damages, upon the expiration of the applicable statutes of limitation. Pursuant to the

                                                         Page 8 of 11 Pages

Indemnification Agreement, the parties agreed to enter into an agreement with a commercial or trust company bank pursuant to which a portion of the merger consideration payable to CPI will be placed in an escrow account for the purpose of discharging the Shareholders' obligations under the Indemnification Agreement.

         Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

         All references to the Merger Agreement and the Indemnification Agreement set forth in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the Indemnification Agreement, included, respectively, as Exhibits 99.1 and 99.4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         99.1 Agreement and Plan of Merger, dated as of May 7, 2001, among Carter-Wallace, Inc., CPI Development Corporation, MCC Acquisition Holdings Corporation, MCC Merger Sub Corporation, and MCC Acquisition Sub Corporation

         99.2 CPI Voting Agreement, dated as of May 7, 2001, by and among CPI Development Corporation, Armkel, LLC, and MCC Acquisition Holdings Corporation

         99.3     CPI Stockholders Voting Agreement, dated as of May 7,
                  2001, by and among CPI Development Corporation, Armkel, LLC, and MCC Acquisition Holdings Corporation

         99.4 Indemnification Agreement, dated as May 7, 2001, by and among certain stockholders of CPI Development Corporation and MCC Acquisition Holdings Corporation

                                                         Page 9 of 11 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                  MCC ACQUISITION HOLDINGS CORPORATION



                                  By:  /s/ Anthony H. Wild
                                       ------------------------------------
                                          Name: Anthony H. Wild
                                          Title:  President



DATED:  May 17, 2001

                                                         Page 10 of 11 Pages


                                  SCHEDULE A

     BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF MCC ACQUISITION HOLDINGS



         The directors and executive officers of MCC Acquisition Holdings are identified in the table below.


       NAME                  BUSINESS ADDRESS             PRINCIPAL OCCUPATION              CITIZENSHIP
       ----                  ----------------             --------------------              -----------

1.     Anthony H. Wild       51 JFK Parkway               President & Director, MCC         United Kingdom
                             First Floor, West            Acquisition Holdings
                             Short Hills, NJ 07078
                                                          President &
                                                          CEO, MedPointe
                                                          Capital Partners, L.L.C.

2.     W. Robert Dahl        520 Madison Avenue           Vice President, Treasurer &       United States
                             41st Floor                   Director, MCC Acquisition
                             New York, NY 10022           Holdings

                                                          Managing Director, The Carlyle
                                                          Group

3.     William L. Spiegel    65 East 55th Street          Vice President, Secretary &       Canada
                             28th Floor                   Director, MCC Acquisition
                             New York, NY 10022           Holdings

                                                          Managing Director, The Cypress
                                                          Group L.L.C.

                                                         Page 11 of 11 Pages


ITEM 8.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER   DESCRIPTION OF EXHIBITS

     99.1 Agreement and Plan of Merger, dated as of May 7, 2001, among Carter-Wallace, Inc., CPI Development Corporation, MCC Acquisition Holdings Corporation, MCC Merger Sub Corporation, and MCC Acquisition Sub Corporation

     99.2 CPI Voting Agreement, dated as of May 7, 2001, by and among CPI Development Corporation, Armkel, LLC, and MCC Acquisition Holdings Corporation

     99.3        CPI Stockholders Voting Agreement, dated as of May 7,
                 2001, by and among CPI Development Corporation, Armkel, LLC, and MCC Acquisition Holdings Corporation

     99.4 Indemnification Agreement, dated as May 7, 2001, by and among certain stockholders of CPI Development Corporation and MCC Acquisition Holdings Corporation